Filed by: Telaxis Communications Corporation
under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934.

Subject Company: Telaxis Communications Corporation
Commission File No.:0-29053

On September 10, 2002, Telaxis Communications Corporation and P-Com, Inc. held a joint conference call to discuss the announcement of signing a definitive merger agreement. The following script formed the basis for the prepared comments made on the joint call. At the end of the prepared remarks, the executives of the two companies held a question and answer period.

Speaker 1.    Caroline Kahl, Vice President and General Counsel of P-Com, Inc.

Before we begin, I would like to remind our listeners you that in this conference call we will be making many forward-looking statements. Actual results might differ from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in this morning’s joint press release, which is available from all online stock news sources and from which we assume all of you got the call-in number for this conference call. Both companies will include the joint press release in a Form 8-K to be filed with the SEC tomorrow. The joint press release also incorporates by reference the risk factors set forth in the two companies’ periodic SEC reports for each company. Please keep all the additional information and risk factors in mind as you evaluate our forward-looking statements. Now, I will turn the conference over to P-Com’s Chairman and founder George Roberts.

George....

Speaker 2.    George Roberts, Chairman of the Board of Directors and CEO of P-Com, Inc.

Thanks Caroline and welcome everyone to our conference call.

I am very pleased to have this call to discuss the merger that we announced today. As the chairman and Founder of P-Com, I am personally excited that the next chapter in our history will be with Telaxis.

This merger has many compelling benefits to shareholders, customers and employees. John Youngblood, the new CEO of the combined entity, will go into the details in a few minutes, and our CFO Leighton Stephenson is on hand to answer any financial questions.

In my view, the merger boils down to three essential benefits:

1.  Stronger product portfolio
2.  Stronger balance sheet
3.  Stronger technical and executive team

Together, these three benefits will enable us to emerge a winner once the telecom industry recovers. I’d like to spend a few a moments going through these benefits.

STRONGER PRODUCT PORTFOLIO

First and foremost, the combined entity will have a more compelling and dynamic product portfolio – and the platform to build on those products lines efficiently and rapidly. The combined company will continue to offer network owners and carriers a complete set of solutions with point to point, point to multipoint and spread spectrum products, as well as wireless technology that extends fiber optic networks – which has significant market potential and upside. Both companies have continued aggressive product development throughout the downturn, and as a result, the combined product portfolio contains newly developed technology throughout. While we continued to develop new products, our competitors have been less aggressive.

This set of products will be capable of handling most data rates, radio frequencies and network architectures, with top-flight field engineering services available to fully integrate these products. The cross-selling possibilities are significant and we intend to leverage those immediately.

As a combined entity, we will also have the manufacturing and distribution capabilities to compete head-to-head in any region in the world, especially in the fast growing markets of Asia, Latin America and the Middle East. These capabilities are truly powerful, particularly when you consider that both companies have a proven, 10-year track record of consistently executing in their respective markets. Both companies’ ability to deliver high volume shipments – an area where many companies fail – is a good future indicator of how we will perform together.

From a technology perspective, the combined company will benefit from Telaxis’ success in millimeter wave engineering. This expertise is invaluable for maintaining a technology lead and cannot be outsourced due to the unique knowledge required to successfully stay on the leading edge in radio design. When this expertise is coupled with P-Com’s experience in RF engineering, baseband and modem knowledge and software design, there is no equal in our industry segment.

STRONGER BALANCE SHEET

In the current environment, only the strong will survive. Together, P-Com and Telaxis complement each other’s strengths on the balance sheet. As a result, the financial benefits of this merger make very good sense.

The new entity will have more available cash, better cash flow and as a result, a significantly improved ability to withstand the still uncertain conditions in the market. P-Com has completed a significant financial restructuring to properly address the reduction in spending in the telecom sector. Telaxis is doing the same and will complete the actions upon closing of the merger. Together, these initiatives – in addition to the synergies between the companies – will further strengthen the combined balance sheet and position the new company for success in the market as it exists today, as well as when the inevitable turnaround arrives.

For our shareholders, we believe this merger will translate into greater value, as we leverage each other’s customer bases, cross sell products, and develop new products.

We recognize that most P-Com shareholders – as well as most Telaxis shareholders – have been very patient as the telecommunications industry has been literally turned upside down. Shareholders will need to have continued patience, but as a combined entity, I am confident our products will compete and win in the field. With additional strength and resources, we believe the combined company will emerge stronger and be more profitable than the individual companies were before this merger.

For employees, the strengthened balance sheet of the new company provides more opportunity for personal growth and greater stability, while enabling us to attract and retain the brightest talent in the industry. We recognize that employees of both companies have gone through a difficult transition over the past year. This transaction is in their best interests as well.

STRONGER TECHNICAL AND EXECUTIVE TEAM

On of the most attractive aspects of this merger is that it unites strong engineering and executive talent.

In particular, the merging of Telaxis’ millimeter-wave engineering team and P-Com’s RF engineering groups will create a single, highly regarded team with terrific potential. This merger of world-class engineering talent will be beneficial as we roll out new products and look for opportunities with our existing products.

This engineering expertise is critical because at the end of the day, this is a business about leading edge technology. Our engineering team will continue to be the reason for our success in spite of tough competition. That’s a key reason why there are 150,000 of our radios installed worldwide and why our technology continues to gain acceptance. Together, we can build and market products more successfully than either of us could have done alone.

Another attractive aspect of this merger is that the combined company will have a stronger management team run by an outstanding executive in John Youngblood. As Chairman and Founder of P-Com, I am both pleased and proud to be turning over the management of the combined company to John.

John is a very skilled executive, with strong leadership traits and a clear vision about where he wants to take the combined company. John has a BS, MS and PhD in electrical engineering and a very broad background in the industry. His career has included wireless communications systems, electro-optical instruments, millimeter wave technology and millimeter wave wireless equipment.

John’s academic credentials and his many years of industry experience make him eminently well qualified to take this new business entity to the next level and beyond.

I am also pleased that Leighton Stephenson, P-Com’s chief financial officer and one of the key architects of our financial restructuring over the past eight months, will continue as CFO. Under Leighton’s stewardship, we’ve managed to restructure most of our debt, secure a line of credit and substantially reduce our operating expenses.

In addition to a strengthened management team, the merger also unites two boards of directors. The new Board of Directors will be made up of three existing Telaxis Board members and four existing P-Com Board Members. I will remain as Chairman and will continue to work closely with John and other members of the board.

Together, John, Leighton and I – along with our new board and the rest of the many dedicated employees at both companies – will create a much stronger company.

Before I turn it over to John Youngblood, I would just like to reiterate that I believe the benefits of this merger are compelling and the economics are good: A stronger product portfolio, a stronger balance sheet, and a stronger technical and management team is what this merger is about.

I’ve very pleased to turn it over to John Youngblood, the CEO of the new company.

John....

Speaker 3.    John Youngblood, President and CEO of Telaxis.

Thanks, George.

•
I sincerely appreciate the confidence that the P-Com and Telaxis Boards and the senior management of both companies have placed in me to lead this new company. We have an excellent opportunity to succeed as a combined company and I look forward to working with our new Board, George and the employees from both companies.

•
George and I have worked closely for the past few months looking at the operations and synergies of the two companies. It’s clear this merger makes very good sense because we can consolidate and scale the operations of both companies, as well as fully leverage their products lines, engineering teams and executive talent. It’s also clear this is a merger of complementary skills with little overlap.

•	In talking about the benefits of this merger, I want to focus my comments on areas critical to our shareholders, customers and employees, namely:

*	Why we believe the new company will succeed.

*	The preparations we are making for today’s world.

*	The combined financial strength of the new entity.

*	Our vision for success as the wireless industry recovers.

* * * * * * * * * * * * * * * * *

SO, WHY DO WE BELIEVE THIS NEW COMPANY WILL SUCCEED?

•	First, the new company will succeed because we will have a much stronger product portfolio that positions us well for future growth.

•
This portfolio will have the broadest range of next generation products in the industry. These products provide operating frequencies, data rates and network architectures that we believe are unmatched in their scope.

•	Our lines of business will include:

*	Point-to-point radio systems

*	Spread spectrum radio systems

*	Point-to-Multipoint radio systems

*	FiberLeapTM wireless links, and

*	Network Services

•	Our products will span:

*	Operating frequencies from 2.4 GHz to 60 GHz in both licensed and unlicensed bands,

*	Data rates from 64 Kilobits/second to 1.25 Gigabits/second,

*	And, network architectures ranging in complexity from point-to-point to mesh.

•
In addition, we plan to take advantage of Telaxis’ well established “planar”, or printed radio, technology to develop lower-cost, radio frequency outdoor units. Telaxis technology will also enable us to more quickly address market demands for varying operational frequencies.

•
We also see a good opportunity to leverage P-Com’s installed base of legacy products with new lower-cost, higher-performance products that are being phased into the market. These legacy products should provide a near-term revenue stream, as well as customer relationships for the future.

•
In marketing the combined portfolio of products, we will benefit from the strong market positions and sales channels resulting from many years of P-Com market development on a global basis. This is particularly valuable in the regions of the world that are most attractive near term – Asia, Latin America and the Middle East.

•
We will also have a more diverse revenue stream from multiple business segments that serve a broader range of customers, thereby providing greater stability in these troubled times and less exposure to concentrated risk.

•	Another key benefit of this merger is that we are able to scale this new company for current market conditions, while positioning it for industry recovery. We intend to benefit from the following:

*	A cleaner balance sheet with greater liquidity resulting from P-Com’s debt restructuring, P-Com’s equity round, plus the cash from the Telaxis balance sheet.

*
We will also benefit from significantly reduced operating costs resulting from the synergies between the two companies and from continued scaling to fit the current market environment. We expect about a 25% reduction in operating cost by Q1’03.

*	In addition, we plan to attack the largest driver of product cost – radio frequency outdoor units.

•
And, last but not least, are the human resources. The synergies I just discussed are critical components of success in today’s difficult operating environment, but human resources are just as important, if not more so. This merger brings together a highly experienced and aggressive team of technical managers and executives, as well as the Boards of both companies.

•	We believe this is a winning combination of two pioneering, industry-leading teams. And, you can be sure we have been battle tested.

•
Moving forward, I plan to work closely with Leighton Stephenson as the CFO of the new company. I will also work closely with George in his capacity as Chairman of the Board and with Al Paladino, the Chairman of the Telaxis board, with whom I’ve had the privilege to work for the past 10 years. Al has agreed to serve on the new Board.

* * * * * * * * * * * * * * * * *

PREPARATIONS FOR TODAY’S WORLD

•	So what are we doing to position ourselves to be competitive and cost efficient in today’s world, given the potential of continuing tough market conditions?

•	In addition to taking advantage of the synergies I just discussed, the following steps have been, or are being taken:

*	P-Com has reduced its staff from about 900 people at the end of 2000 to 240 people today – A 73% decrease. Yet the company has maintained its ability to deliver and improve all its product lines.

*	At Telaxis, we have reduced staffing from about 350 in mid-2000 to less than 80 today – A 77% decrease. We are now preparing to further reduce our staff.

*	Combined cost reduction programs are already in place that go well beyond these staffing reductions.

*
Obviously, we are concerned about employee retention and we have to be sensitive to changing employment conditions. However, we also have to be sensitive to potentially worsening economic and industry conditions. As a result, continued diligence in monitoring of our revenue, cost and cash flow is an integral part of executing our business plan.

*	Near term, we are focusing on areas of market strength and we are scaling the business to fit the most likely sources of gross margin, while positioning for growth as the telecom industry recovers.

* * * * * * * * * * * * * * * * *

FINANCIAL CONDITION OVERVIEW

•
From a financial point of view, both companies have faced financial difficulties given the recent business downturn. Both companies have made substantial progress in getting their financial houses in order.

•
As to balance sheet liquidity, the two companies had $24.4 million in cash at the end of the 2nd quarter. The total cash includes the $7.5 million in net proceeds from P-Com’s recent equity infusion. We are taking actions now to maximize the cash available for operating the new company after closing.

•
As of December 31, 2001, P-Com had $29 million of convertible debt due in November 2002. As a result of P-Com’s debt restructuring program, it is expected that there will be approximately $23.5 million outstanding at closing, with extended maturity dates.

•	P-Com revenue is recovering from a $7.7 million level in Q4’01, to $8.3 million in Q1’02 and $8.7 million in Q2’02.

•	Telaxis has had little revenue in the initial days of marketing of FiberLeapTM, but we believe this advanced new product line brings important revenue and gross margin potential to the new company.

* * * * * * * * * * * * * * * * *

VISION FOR THE FUTURE

•	In closing, we have a clear understanding of where we are going and how we are going to get there.

•
As George indicated in his opening remarks, we are creating a viable and sustainable company with significant growth potential. Our objective is to be the leading independent provider of wireless equipment and services addressing markets worldwide.

•
In order to reach that objective, we are forming this new company with a clean sheet of paper and a firm mindset to consolidate and scale the key strengths of P-Com and Telaxis to be a winner in today’s tough business environment. We are also positioning it for growth through well-established channels with recently developed products in all of our four product lines.

•	And, to reflect this firm mindset and vision, we will give the new company a new name. We plan to announce that new name on or before closing.

•
We will also benefit from bringing together the technical strengths of our combined staffs – stronger radio frequency engineering in particular – along with an experienced management team that has successfully dealt with severe business environments and has led their companies to prosperity in good times. We should once again reward our shareholders as our industry recovers.

•	While we do not minimize the difficulties in integrating these two companies, we are confident that we are up to the task!

•	Thank you for your attention.